Exhibit A
NON-GAAP FINANCIAL MEASURES
BlackRock reports its financial results in accordance with GAAP; however, management believes evaluating the Company’s ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Management reviews non-GAAP financial measures to assess ongoing operations and considers them to be helpful, for both management and investors, in evaluating BlackRock’s financial performance over time. Management also uses non-GAAP financial measures as a benchmark to compare its performance with other companies and to enhance the comparability of this information for the reporting periods presented. Non-GAAP measures may pose limitations because they do not include all of BlackRock’s revenue and expense. BlackRock’s management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Non-GAAP measures may not be comparable to other similarly titled measures of other companies.
Management uses both GAAP and non-GAAP financial measures in evaluating BlackRock’s financial performance. Adjustments to GAAP financial measures (“non-GAAP adjustments”) include certain items management deems nonrecurring or that occur infrequently, transactions that ultimately will not impact BlackRock’s book value or certain tax items that do not impact cash flow.
Computations for all periods are derived from the condensed consolidated statements of income as follows:
(1) Operating income, as adjusted, and operating margin, as adjusted:
	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2019	2018	2019	2018
Operating income, GAAP basis	$1,278	$1,440	$2,511	$2,815
Non-GAAP expense adjustment:
PNC LTIP funding obligation	—	3	—	6
Operating income, as adjusted	1,278	1,443	2,511	2,821
Product launch costs and commissions	61	—	61	12
Operating income used for operating margin measurement	$1,339	$1,443	$2,572	$2,833
Revenue, GAAP basis	$3,524	$3,605	$6,870	$7,188
Non-GAAP adjustment:
Distribution ~~and servicing costs~~fees	(~~416~~267)	(~~415~~294)	(~~820~~529)	(~~847~~605)
Investment advisory fees	(149)	(121)	(291)	(242)
Revenue used for operating margin measurement	$3,108	$3,190	6,050	$6,341
Operating margin, GAAP basis	36.3%	39.9%	36.6%	39.2%
Operating margin, as adjusted	43.1%	45.2%	42.5%	44.7%

Management believes operating income, as adjusted, and operating margin, as adjusted, are effective indicators of BlackRock’s financial performance over time, and, therefore, provide useful disclosure to investors. Management believes that operating margin, as adjusted, reflects the Company’s long-term ability to manage ongoing costs in relation to its revenues. The Company uses operating margin, as adjusted, to assess the Company’s financial performance and to determine the long-term and annual compensation of the Company’s senior-level employees. Furthermore, this metric is used to evaluate the Company’s relative performance against industry peers, as it eliminates margin variability arising from the accounting ~~for~~of revenues and expenses related to distributing different product structures in multiple distribution channels utilized by asset managers.
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Operating income, as adjusted, includes a non-GAAP expense adjustment. In the three and six months ended June 30, 2018, the portion of compensation expense associated with certain long-term incentive plans (“LTIP”) funded, or to be funded, through share distributions to participants of BlackRock stock held by PNC has been excluded because it ultimately does not impact BlackRock’s book value.

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Operating income used for measuring operating margin, as adjusted, is equal to operating income, as adjusted, excluding the impact of product launch costs (e.g. closed-end fund launch costs) and related commissions. Management believes the exclusion of such costs and related commissions is useful because these costs can fluctuate considerably and revenue associated with the expenditure of these costs will not fully impact BlackRock’s results until future periods.

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Revenue used for calculating operating margin, as adjusted, is reduced ~~by~~to exclude all of the Company’s distribution ~~and servicing costs~~fees, which are recorded as a separate line item on the condensed consolidated statements of income. ~~Distribution and servicing costs are direct payments to third parties for~~

~~the,~~ as well as a portion of investment advisory fees received that are used to pay distribution and servicing ~~of retail products and may vary between periods~~costs. For certain products, based on distinct arrangements, distribution fees are collected by the Company and then passed-through to third-party client intermediaries. For other products, investment advisory fees are collected by the Company and a portion is passed-through to third-party client intermediaries. However, in both structures, the third-party client intermediary similarly owns the relationship with the retail client and is responsible for distributing the  product and servicing the client. The amount of distribution and investment advisory fees fluctuates each  period primarily based on a predetermined percentage of the value of AUM during the period. These fees also vary based on the type of investment product sold and the geographic location. ~~The~~ where it is sold. In  addition, the Company ~~recovers these costs through revenue received from its retail~~may waive fees on  certain products that could result in the reduction of payments to the third-party intermediaries.